Exhibit 99.1

Ardmore Shipping Appoints a New Director to the Company's Board

HAMILTON, Bermuda, Jan. 9, 2023 /PRNewswire/ -- Ardmore Shipping Corporation (NYSE: ASC) ("Ardmore" or the "Company") today announced the appointment of Mr. James Fok to the Company's Board of Directors as a Class III director, and he is expected to serve on the audit and nominating committees.

James Fok has more than 20 years of experience as a financial and strategic advisor to corporations and governments, with particular expertise in Asian cross-border capital markets transactions and mechanisms. From 2012 until 2021, he served as a senior executive at Hong Kong Exchanges and Clearing (HKEX), playing a major role in a number of landmark capital markets internationalization initiatives. Previously, Mr. Fok served as an investment banker at multiple bulge bracket firms in both Europe and Asia, focusing on the financial services sector. He currently serves as an Advisor to Bain & Company, is on the Advisory Board of Hex Trust, a provider of bank-grade custody for digital assets, and serves as an International Member of Ireland for Finance's Industry Advisory Committee. Mr. Fok holds a BA (Hons) in Law and Chinese from the School of Oriental & African Studies of the University of London and is a published author on the subject of Sino-American financial relations.

Curtis McWilliams, Chairman of the Board of Ardmore Shipping, commented, "We are delighted to welcome James to the Ardmore Board, where we expect to benefit from his extensive expertise in Asian financial markets and business culture, along with his unique perspective on the macro-economic and geopolitical factors shaping our industry. As we continue to focus on financial strength and operational excellence with our fleet of modern, fuel-efficient product and chemical tankers, we believe James will play an important role in ensuring that Ardmore continues to prosper in an ever-changing and increasingly complex world."

About Ardmore Shipping Corporation

Ardmore owns and operates a fleet of MR product and chemical tankers ranging from 25,000 to 50,000 deadweight tonnes. Ardmore provides seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies, with its modern, fuel-efficient fleet of mid-size tankers.

Ardmore's core strategy is to continue to develop a modern, high-quality fleet of product and chemical tankers, build key long-term commercial relationships and maintain its cost advantage in assets, operations and overhead, while creating synergies and economies of scale as the Company grows. Ardmore provides its services to customers through voyage charters, commercial pools, and time charters, and enjoys close working relationships with key commercial and technical management partners.

Forward-Looking Statements

The statements in this press release that are not historical facts may be forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause the outcome to be materially different. These risks and uncertainties include, among others, those discussed in Ardmore's public filings with the U.S. Securities and Exchange Commission. Ardmore undertakes no obligation to revise or update any forward-looking statements unless required to do so under the securities laws.

Investor Relations Enquiries:

The IGB Group
Mr. Leon Berman
Tel: 212-477-8438
Fax: 212-477-8636
Email: lberman@igbir.com

Or

Mr. Bryan Degnan
The IGB Group
Tel: 646-673-9701
Email: bdegnan@igbir.com